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EXHIBIT 12

PARK PLACE ENTERTAINMENT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in millions) (unaudited)

	Six months ended June 30,				Years Ended December 31,
	2001		2000		2000		1999		1998		1997		1996
Income from continuing operations before income taxes and minority interest (1)	$146		$129		$228		$247		$216		$131		$56
Add:
Distributions from less than 50% owned companies	13		38		43		4		6		4		3
Interest expense (1)	200		219		441		146		87		82		37
Interest component of rent expense (1)(2)	3		3		7		5		1		2		2

Earnings available for fixed charges	$362		$389		$719		$402		$310		$219		$98

Fixed charges:
Interest expense (1)	$200		$219		$441		$146		$87		$82		$37
Capitalized interest	4		1		7		37		25		9		7
Interest component of rent expense (1)(2)	3		3		7		5		1		2		2

Total fixed charges	$207		$223		$455		$188		$113		$93		$46

Ratio of earnings to fixed charges	1.7	x	1.7	x	1.6	x	2.1	x	2.7	x	2.4	x	2.1	x

(1)
Includes 50% owned companies.

(2)
Assumed interest component to be one-third of rent expense

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  EXHIBIT 12
PARK PLACE ENTERTAINMENT CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES